EXHIBIT 3



SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-        )
Filings Under the Public Utility Holding Company Act of 1935 ("Act") _____________ ___, 1997
              Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
              Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ______________, 1997, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit, or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


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Central and South West Corporation, et al. (70-8557)
               Central and South West Corporation ("CSW"), a registered holding company, and Central and South West Services, Inc. ("Services"), Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), CSW Energy, Inc. ("Energy"), CSW International, Inc. ("CSWI"), CSW Communications, Inc. ("Communications"), CSW Energy Services, Inc. ("ESI") and EnerShop, Inc. ("EnerShop") (collectively, the "Subsidiaries") have filed an application-declaration under Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rules 43 and 45 thereunder.
              CSW and the Subsidiaries propose to expand the System Money Pool, as previously authorized by orders in HCAR Nos. 25777 (March 31, 1993), 25897
(September  28,  1993),  26007 (March 18, 1994),  26066 (June 15,  1994),  26226
(February  1, 1995),  26254  (March 21,  1995) and 26697  (March 28,  1997),  by
increasing the borrowing limits of the existing participants and by permitting the New Participants to make loans to, and borrow from, the System Money Pool, or, should CSW deem it appropriate, to form a separate money pool for the New Participants.
              CSW requests authority: (i) to increase the aggregate amount of authorized borrowings (a) by CSW from $1.2 billion to $2.5 billion, (b) by CPL from $300 million to $400 million, (c) by PSO from $125 million to $225 million,
(d) by SWEPCO from $150 million to $250 million, (e) by WTU from $65 million to $165 million, and (f) by CSWS from $110 million to $210 million; and (ii) either
(a) for Energy, CSWI, Communications, EnerShop, ESI and any other existing or future CSW first tier subsidiary or Rule 58 company that CSW may wish to include (collectively, the "New Participants") to participate in the system of intercorporate borrowings under the CSW system money pool or (b) for CSW and the New Participants to, currently or in the future, form and participate in a separate system of intercorporate borrowings should CSW deem proper the formation of a separate money pool based on then existing regulatory or business considerations.
               For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                           Jonathan G. Katz
                                           Secretary